Giovanni Caruso Partner 345 Park Avenue New York, NY 10154	Direct 212.407.4866 Main 212.407.4000 Fax 212.937.3943 gcaruso@loeb.com

Via Edgar

March 4, 2020

Ronald Alper U.S. Securities & Exchange Commission 100 F Street, NE Washington, D.C. 20549

Re:	LifeSci Acquisition Corp. Amendment No. 2 to Registration Statement on Form S-1 Filed March 3, 2020 CIK No. 0001796129

Dear Mr. Alper:

On behalf of our client, LifeSci Acquisition Corp. (the “Company”), we hereby provide a response to the comments issued in a letter dated March 4, 2020 (the “Staff’s Letter”) regarding Amendment No. 2 to the Company’s draft Registration Statement on Form S-1 (the “Registration Statement”). Contemporaneously, we are submitting the amended draft Registration Statement via Edgar (the “Amended S-1”).

In order to facilitate the review by the Commission’s staff (the “Staff”) of the Amended S-1, we have responded, on behalf of the Company, to the comments set forth in the Staff’s Letter on a point-by-point basis. The numbered paragraphs set forth below respond to the Staff’s comments and correspond to the numbered paragraph in the Staff’s Letter.

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A limited liability partnership including professional corporations

Ronald Alper March 4, 2020 Page 2

 Form S-1/A

 Exhibits

 1.    Please reconcile the exclusive forum provision in exhibit 3.2 with your disclosure on page 81 or advise.

Response: Exhibit 3.2 has been revised to conform to the disclosure on page 81 of the Registration Statement.

Please call me at 212 407-4866 if you would like additional information with respect to any of the foregoing. Thank you.

Sincerely,

/s/ Giovanni Caruso

Giovanni Caruso
Partner